Dimensional

April 6, 2021

Via EDGAR

Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Cowan

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-03258

Dear Mr. Cowan:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 248/250 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 28, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the DFA Global Core Plus Real Return Portfolio (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment.  Please revise the “Fees and Expenses of the Portfolio” section of the Prospectus to note that the table describes the fees and expenses related to selling shares.  In addition, add the following sentence as required by Item 3 of Form N-1A:

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Response. The Registrant respectfully declines to include the reference to selling shares. Since the mutual fund does not charge redemption fees or back-end sales loads, the disclosure is not applicable to the Portfolio.  The Registrant, however, will incorporate the latter disclosure into the introductory paragraph of the “Fees and Expenses of the Portfolio” section of the Prospectus.
2. Comment.  In the second footnote to the “Annual Fund Operating Expenses” table, please clarify what is meant by the phrase “under certain circumstances.”  If this is referencing the terms of the recoupment, please add the specific terms here rather than stating “under certain

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circumstances.”  In addition, please disclose here, or in the back of the Prospectus in response to Item 10 of Form N-1A, that the Portfolio may only make repayments to the Advisor if such repayment does not cause the expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Portfolio’s current expense cap.

Response.  The Registrant has revised the disclosure to remove the reference to “under certain circumstances.”  Further, the Registrant notes that the latter disclosure requested above is already included in the back of the Portfolio’s prospectus in response to Item 10 the under “Management of the Fund—Fee Waiver and Expense Assumption Agreement” section of the Prospectus.

3. Comment. In the “Example” section of the Prospectus please add the underlined language as shown below:

Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the referenced disclosure in the “Example” section of the Portfolio’s Prospectus mirrors the disclosure required by Item 3 of Form N-1A exactly.

4. Comment.  In the “Principal Investment Strategies” section of the Prospectus, please revise the disclosure to clarify how the Portfolio’s weighted average duration can be between three and ten years if the Portfolio primarily invests in securities that mature within 20 years, or longer in the case of MBS.

Response.  The Registrant supplementally confirms that, under normal circumstances, the weighted average duration of the Portfolio will generally be between three and ten years, even though the Portfolio has the ability to invest in securities that mature within 20 years, or longer with respect to MBS.

5. Comment.  In the “Principal Investment Strategies” section of the Prospectus, please add a discussion detailing the factors the Advisor considers when determining to sell Portfolio investments.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that such disclosure is included in the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus in response to Item 9(b)(2) of Form N-1A.  The Registrant notes that the “Principal Investment Strategies” in the summary section of the Prospectus disclose, as instructed by Item 4(a) of Form N-1A, the Portfolio’s principal investment strategies (i.e., including the types of securities in which the Portfolio invests or will invest principally) and any policy to concentrate in securities.

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6. Comment.In the “Principal Investment Strategies” section of the Prospectus, please replace the terms “longer-term” and “shorter-term” maturity with plain English terms; for example, by stating the number of years.

Response.  The terms “longer-term” and “shorter-term” are used in relation to the Portfolio’s “eligible maturity range,” which is presented in years.  Accordingly, the Registrant believes the disclosure is in plain English when taken in context with the eligible maturity range disclosed in the paragraph preceding that statements, and respectfully declines to revise the disclosure.

7. Comment.In the “Principal Investment Strategies” section of the Prospectus, please revise the disclosure to more clearly indicate the credit quality of the investments in which the Portfolio intends to principally invest.  Specifically, please clarify the “may invest” language.  Additionally, please reconcile the disclosure which states that “the Portfolio may invest in fixed income securities considered investment grade at the time of purchase” with the disclosure in Item 9 which indicates that the Portfolio may invest in investments in the “lower half of the investment grade spectrum.”

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally confirms that investment grade and below-investment grade securities are both principal investments of the Portfolio.  The Registrant also notes that the summary and Item 9 sections of the Prospectus both disclose that the Portfolio may invest in investment grade fixed income securities, but may invest with an emphasis on investments in the lower half of the investment grade spectrum (i.e., the summary and Item 9 sections do not contradict each other and therefore do not need to be reconciled).

8. Comment.The “Principal Investment Strategies” section of the Prospectus states that the Portfolio “may invest with an emphasis on fixed income securities in the lower half of the investment grade spectrum” and that the Portfolio “may not emphasize investments in such lower-rated debt securities, however, when the Advisor believes the expected credit premium is relatively low.”  Please reconcile these two sentences.

Response.  The Registrant respectfully disagrees that the sentences need to be reconciled and declines to revise the disclosure. The Registrant believes the sentences clearly disclose that while the Portfolio may emphasize investments in the lower half of the investment grade spectrum, it will not when the expected credit premium of such securities is relatively low.

9. Comment.In the “Principal Investment Strategies” section of the Prospectus, please revise the underlined disclosure to be in plain English:

The Portfolio may not emphasize investments in such lower-rated debt securities, however, when the Advisor believes the expected credit premium is relatively low.

Response.  The Registrant notes that the definition of the term “expected credit premium” is provided in the “Additional Information on Investment Objective and Policies—Portfolio

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Strategies” section of the Prospectus.  The Registrant, however, does not believe that the definition is appropriate for the summary section of the Prospectus.

10. Comment.  In the “Principal Investment Strategies” section of the Prospectus, please specify what is meant by the phrase “obligations of other domestic and foreign issuers.”

Response.  The Registrant notes that the definitions of such terms are provided in the “Additional Information on Investment Objective and Policies—Description of Investments of the Portfolio” section of the Prospectus.  The Registrant, however, does not believe that the definitions are appropriate for the summary section of the Prospectus.

11. Comment.  In the “Principal Investment Strategies” section of the Prospectus, please delete “at the present time” and “in the future.”  As this section should only discuss the strategies which the Portfolio currently uses, please delete the disclosure related to emerging markets countries if this is not a current principal strategy of the Portfolio.

Response.  The Registrant has revised the disclosure accordingly.

12. Comment.In the fourth paragraph in the “Principal Investment Strategies” section of the Prospectus, please change the reference to “other countries” to “emerging market countries,” if true.

Response.  The Registrant has revised the disclosure to remove the reference to “other countries” from the Principal Investment Strategies section of the Prospectus.

13. Comment.In the “Principal Investment Strategies” section of the Prospectus, please clarify how the Advisor defines “non-U.S. fixed income securities.”  In addition, please note that we may have additional comments depending on the definition, for example, does this include Foreign Issuer Obligations, Foreign Government and Agency Obligations and Supranational Organization Obligations?  Generally, this should include issuers who are not domiciled or headquartered in the U.S. or principally listed on U.S. markets.

Response.  The Registrant has revised the disclosure to include the following:

An issuer may be considered to be of a country if it is organized under the laws of, maintains its principal place of business in, has at least 50% of its assets or derives at least 50% of its operating income in, or is a government, government agency, instrumentality or central bank of, that country.

14. Comment.  The Portfolio “intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States.”  Given that one of these three countries may be the U.S., please update the disclosure to note that the Portfolio may only treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S. as tied economically to a country outside the U.S. if the company derives at least

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50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country outside the U.S. or has at least 50% of its assets in that country.

Response.  As noted in response to comment 13 above, the Registrant has revised the disclosure accordingly.

15. Comment.  The following sentence is more suited to disclosure in the “Principal Risks” section. Accordingly, please move the disclosure.

In regard to currency hedging, it is generally not possible to precisely match the foreign currency exposure of such foreign currency forward contracts to the value of the securities involved due to fluctuations in the market values of such securities and cash flows into and out of the Portfolio between the date a foreign currency forward contract is entered into and the date it expires.

Response.  The Registrant has revised the disclosure accordingly.

16. Comment.  Please consider whether the “Principal Risks” section of the Prospectus should contain disclosure regarding the risks associated with investing in mortgage-backed securities, corporate debt obligations, bank obligations, commercial paper, repurchase agreements, credit default swaps and foreign currency forward contracts.  In addition, please consider whether the discontinuation of the London Interbank Offered Rate (“LIBOR”) is a principal risk to the Portfolio.  Please tailor such disclosure to describe how the discontinuation of LIBOR could effect the Portfolio’s investments, including how the transition to a successor rate could impact the liquidity and value of investments which reference LIBOR.  If you do not believe such disclosure is required, please supplementally explain your reasoning.

Response. The Registrant respectfully declines to revise the disclosure.  The Registrant believes that the risks associated with investing in mortgage-backed securities, corporate debt obligations, bank obligations, commercial paper, and repurchase agreements are covered under the Market Risk, Interest Rate Risk, Credit Risk, High Yield Risk and Income Risk.  Additional information regarding the risks associated with mortgage-backed securities is provided in the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus. Further, the Registrant notes that risks regarding credit default swaps and foreign currency forward contracts are included under “Derivatives Risk,” with additional risk disclosure provided in the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus.  Lastly, the Registrant supplementally confirms that the discontinuation of LIBOR is not a principal risk of the Portfolio.  The Registrant does not anticipate that the Portfolio will hold investments which reference LIBOR and mature after the phase-out of LIBOR, or investments that reference LIBOR for rate adjustments, and mature, after the phase-out of LIBOR, to the extent that LIBOR risk would be a principal risk of the Portfolio. In addition, disclosure referring to LIBOR has been removed from the prospectus.

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17. Comment.  If the Portfolio will be principally investing in emerging market investments, please consider discussing the risks associated with investments in emerging markets.

Response.  As noted in response to comment 11 above, the Registrant supplementally confirms that the Portfolio is not investing in emerging markets as a principal investment.

18. Comment. The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Portfolio’s disclosure, including its risk disclosures, should be revised based on how these events may affect the Portfolio and its investments.

Response.  The Registrant has revised the “Market Risk” in the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus to include specific risks associated with COVID-19. The Registrant also has additional risk disclosure in the “General Market and Geopolitical Risks” section of the statement of additional information (“SAI”).

19. Comment.Please consider adding an “Issuer Risk” to the “Principal Risks” section of the Prospectus.

Response. The Registrant respectfully declines to revise the disclosure. The Registrant believes that the risks associated with issuers of fixed income securities are appropriately addressed under Market Risk, Interest Rate Risk, Credit Risk, High Yield Risk and Income Risk.

20. Comment.  Please consider disclosing, if applicable, any risks associated with Brexit.

Response.  The Registrant believes the risks associated with Brexit are appropriately disclosed in the SAI under “Political, United Kingdom and European Market Related Risk.”

21. Comment. With respect to the Portfolio’s “Interest Rate Risk,” please discuss the current historically low interest rates and the impact this may have on the Portfolio and its investments.

Response. The Registrant respectfully declines to revise the disclosure.  The Registrant believes the risks associated with fixed-income securities are adequately addressed and disclosed to shareholders at this time.

22. Comment. With respect to the Portfolios “Inflation-Protected Securities Interest Rate Risk,” please replace the reference to “real” interest rates with “actual” interest rates.

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Response.  The Registrant respectfully declines to revise the disclosure.  The term “real interest rate” is a commonly used financial term to reference the nominal interest rate of an investment adjusted for the change in purchasing power over time, or inflation.1

23. Comment.  Please consider revising the “Principal Risks” section of the Prospectus to include call, pre-payment, extension, and new fund risks, as applicable.

Response. The Registrant respectfully declines to revise the disclosure.  The Registrant believes the risks associated with fixed-income securities are adequately addressed and disclosed to shareholders at this time. Further, the Portfolio is identified as a new fund with no operating history in the Prospectus.  The Registrant does not believe that a specific risk needs to be identified and notes that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreement for the Portfolio.

24. Comment. When available, please supplementally inform the Staff as to the broad based securities index which the Portfolio will show in the “Performance Table.”

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the Bloomberg Barclays Global Aggregate Bond Index (Hedged to USD); however, this is subject to change in the future.

25. Comment. With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response. The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio.  The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

26. Comment. In the “Additional Information on Investment Objective and Policies” section of the Prospectus, please state the Portfolio’s investment objective and discuss whether the investment objective can be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant

1 See https://www.richmondfed.org/-/media/richmondfedorg/publications/research/econ_focus/2015/q2/pdf/jargon_alert.pdf

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supplementally confirms that the Portfolio’s investment objective is fundamental, and accordingly, it may not be changed without shareholder approval.

27. Comment.  In the “Additional Information on Investment Objective and Policies—Description of Investments of the Portfolio” section of the Prospectus, the Portfolio discloses that it may invest in money market funds.  As such, money market funds should be identified and discussed in the “Principal Investment Strategies” and “Principal Risks” sections of the Prospectus.

Response.  The Registrant has revised the “Principal Investment Strategies” section of the Prospectus to reference investments in money market funds.  The Registrant, however, believes the associated risks with such investments are adequately addressed in the existing principal risks of the Portfolio.

28. Comment.  The disclosure in the “Additional Information on Investment Objective and Policies—Description of Investments of the Portfolio” section of the Prospectus notes that the Portfolio may invest in both fixed and floating rate securities.  If the Portfolio’s investment in floating rate securities is a principal strategy, please include this in the “Principal Investment Strategies” section.  If investments in floating rate securities is not a principal investment strategy, please move this disclosure to the SAI.  Additionally, the disclosure states that floating rate securities are usually based on indices such as LIBOR, the Secured Overnight Financing Rate or the Treasury bill rate.  In light of this, and to reiterate Comment 16, please consider discussing the risks related to the phaseout of LIBOR.

Response.  As noted above in response to comment 16, the reference to LIBOR has been removed from the prospectus, and the Registrant supplementally confirms that the discontinuation of LIBOR is not a principal risk of the Portfolio. With respect to floating rate securities, the Registrant respectfully declines to revise the disclosure. The “Principal Investment Strategies” section of the Prospectus discloses that the Portfolio may invest in securities issued by U.S. government-sponsored instrumentalities and federal agencies and corporations, each of which may issue floating rate securities.  As noted above, the “Additional Information on Investment Objective and Policies—Description of Investments of the Portfolio” section of the Prospectus provides additional detail regarding such securities.

29. Comment. To align with the requirements of Item 9(b) of Form N-1A, please include more fulsome disclosure in the “Additional Information on Investment Objective and Policies” section of the Prospectus as compared to the disclosure provided in the “Principal Investment Strategies” section.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally notes that the “Additional Information on Investment Objective and Policies” section of the Prospectus includes three pages of disclosure regarding the Portfolio’s investments and strategies, whereas the “Principal Investment Strategies” section of the Prospectus includes one page of such disclosure.  Accordingly, the Registrant believes the disclosure is compliant with the requirements of Item 9(b) of Form N-1A.

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30. Comment.  Please revise the “Additional Information on Investment Objective and Policies—Portfolio Strategies” and the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” sections of the Prospectus, as necessary, to align with your responses to Comments 4 through 23.

Response.  The Registrant has incorporated any applicable revisions noted above in response to such comments.

31. Comment. To align with the requirements of Item 9(c) of Form N-1A, please include more fulsome disclosure in the  “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus as compared to the disclosure provided in the “Principal Risks” section.

Response. The Registrant respectfully declines to revise the disclosure.  The Registrant supplementally notes that the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus includes three pages of risk disclosure, whereas the “Principal Risks” section of the Prospectus includes two pages of such disclosure.  Accordingly, the Registrant believes the disclosure is compliant with the requirements of Item 9(c) of Form N-1A.

32. Comment.  Please supplementally clarify if it is permissible for the Portfolio to invest in unregistered money market funds, and if so, if such investments qualify as highly liquid investments and why.  Please update or revise your disclosure to clarify these concerns.

Response.  The Registrant supplementally confirms that it is permissible for the Portfolio to invest in unregistered money market funds. To the extent that the Portfolio invests in unregistered money market funds, such investments would be made pursuant to Rule 12d1-1 under the 1940 Act (i.e., which would require that such funds operates in compliance with Rule 2a-7 under the 1940 Act).  Accordingly, pursuant to the Registrant’s liquidity risk management program, unregistered money market funds would be classified as highly liquid investments, the same as registered money market funds would be classified. Further, the Registrant does not believe additional disclosure is necessary or required to address this distinction in the Prospectus.

33. Comment.  Please revise your disclosure in the “Management of the Fund” section of the Prospectus to clarify that future semi-annual reports will include a discussion regarding the basis of the Board’s approval of the sub-advisory agreements.

Response.  The Registrant has revised the disclosure accordingly.

Statement of Additional Information (SAI)

34. Comment.  Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund.  Please note

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that the staff considers subadvisory fees to be payable by the Fund.  The Staff notes that the Registrant has an exemptive order regarding aggregate fee disclosure relief.

Response.  As noted in the Prospectus, the sub-advisory fees of the Portfolio are paid by the Advisor, not the Portfolio.  In the SEC’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”), the SEC noted the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund. (Emphasis added).

In line with the above, Item 19(a)(3) of Form N-1A requires disclosure regarding the “[t]he method of calculating the advisory fee payable by the Fund” (emphasis added). It further instructs a fund to disclose the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any)” (emphasis added).  Accordingly, even if a fund paid sub-advisers directly, Item 19(a)(3) specifically instructs a fund to aggregate the fees paid to the adviser and any affiliated advisers (i.e., the amount of sub-advisory fees to affiliated sub-advisers is not required to be disclosed separately). The Registrant believes that it would be confusing and unhelpful to shareholders to provide additional amounts that the Advisor pays to its sub-advisers, since such amounts will already be included in the amounts that will be shown in the “total dollar amounts that the Portfolio paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).” Lastly, with respect to the Registrant’s exemptive order regarding aggregate fee disclosure relief, the Registrant notes that relief was not requested from Item 19(a)(3) of Form N-1A. Accordingly, for the reasons noted above, the Registrant respectfully declines to revise the disclosure.

Part C

35. Comment.  Please file the executed version of the Fee Waiver and Expense Assumption Agreement between the Registrant and the Advisor in relation to the Portfolio as an exhibit to the Part C.

Response.  An executed copy of the Fee Waiver and Expense Assumption Agreement for the Portfolio will be filed as an exhibit to the Part C filed with the 485(b) filing.

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36. Comment.  Please file a new legal opinion with respect to the Portfolio as an exhibit to the Part C.

Response.  The legal opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

37. Comment.  Please indicate, if true, that the Treasurer acts in the capacity of comptroller or principal accounting officer.

Response.  The Registrant will revise the signature page to clarify that Lisa M. Dallmer serves as the Chief Financial Officer (Principal Financial Officer) and Treasurer (Principal Accounting Officer).

* * * * * *

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.